FAMPRO, INC. - CIK: 0001993920

RE: NOTICE OF TERMINATION OF REPORTING PURSUANT TO RULE 202 OF REGULATION CROWDFUNDING

FamPro, Inc. (the "Company") is filing this Form C-TR to terminate its reporting obligations under Regulation Crowdfunding.

Reason for Termination: The Company is eligible to terminate its reporting obligations because:

- The Company has filed at least one annual report and has fewer than 300 holders of record.

The Company's most recent annual report was filed on March 25, 2025. Following the filing of this Form C-TR, the Company will no longer be required to file annual reports on Form C-AR.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

FAMPRO, INC.

By: _____

Name: Carrie A. Wallace

Title: CEO

Date: February 6, 2026